SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. )

GLOBAL CORNERSTONE HOLDINGS LTD.

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE PER SHARE

(Title of Class of Securities)

G3925L110

(CUSIP Number)

James D. Dunning, Jr.

c/o Global Cornerstone Holdings Ltd.

352 Park Avenue South

13th Floor

New York, New York 10010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE notes).

CUSIP No. G3925L110	13D	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON

(ENTITIES ONLY)

Global Cornerstone Holdings LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐

(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

  N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS

2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7. SOLE VOTING POWER 1,756,098 (See Item 4)
SHARES
BENEFICIALLY
OWNED BY	8. SHARED VOTING POWER -0-
EACH
REPORTING
PERSON WITH	9. SOLE DISPOSITIVE POWER 1,756,098 (See Item 4)

10. SHARED DISPOSITIVE POWER -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,756,098 (See Item 4)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

 ☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    100.0% (See Item 4)

14. TYPE OF REPORTING PERSON *

    OO

Item 1. Security and Issuer.

This statement relates to the ordinary shares, no par value (the “Ordinary Shares”), of Global Cornerstone Holdings Ltd. (the “Company”). The principal executive office of the Company is located at 352 Park Avenue South, 13th Floor, New York, New York.

All information contained in this Schedule 13D is, after reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, true, complete and correct as of the date of this Schedule 13D.

Item 2. Identity and Background.

(a)          This statement is being filed by Global Cornerstone Holdings LLC (the “Sponsor”). The foregoing is referred to as a “Reporting Person”.

(b)          The principal business address of each Reporting Person is 352 Park Avenue South, 13th Floor, New York, New York.

(c)          The principal business of the Sponsor is to hold the securities of the Company.

(d)          No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         The State of Incorporation or Citizenship of the Reporting Person is Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

As more fully described under Item 4 below, the increase in percentage of the Company’s securities held by the Sponsor occurred as a result of the redemption of the IPO Shares (as defined below) of the Company. Accordingly, the Sponsor did not acquire any additional securities.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Ordinary Shares based on the Reporting Person’s belief that such an investment represented an attractive investment opportunity. The Reporting Person may purchase additional securities, if the Reporting Person deems that such a transaction represents an attractive investment opportunity, or may similarly dispose of such securities to meet its investment objectives.

On January 4, 2013, the Company determined that, despite having participated in in-person or telephonic discussions with representatives of 107 potential acquisition targets, conducted diligence with respect to 43 potential acquisition targets, entered into non-disclosure agreements with 35 potential acquisition targets or their representatives and negotiated several non-binding letters of intent concerning potential business combinations in the period since the Company’s initial public offering (the “IPO”), the Company will be unable to consummate an initial business combination by January 20, 2013, the deadline included in the Company’s memorandum and articles of association and described in the IPO prospectus. In accordance with the Company’s memorandum and articles of association and subject to applicable law, on or about January 22, 2013, the Company redeemed all of the ordinary shares of the Company included in the units sold in the IPO (the “IPO Shares”) for cash equal to (a) the amount held in the trust account established by the Company in connection with the IPO divided by (b) the total number of IPO Shares (which redemption will completely extinguish such holders’ rights as shareholders of the Company, including the right to receive further liquidation distributions, if any). Following such redemption, the Sponsor held all the remaining issued and outstanding Ordinary Shares of the Company, which resulted in a change in percentage of its beneficial ownership from 18.0% of the issued and outstanding Ordinary Shares to 100.0% of the issued and outstanding Ordinary Shares.

Plans or Proposals of the Reporting Person

Except as set forth above, the Reporting Person has any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company’s memorandum and articles of association and instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)           The Reporting Person owns 1,756,098 Ordinary Shares, which constitute 100.0% of the Company’s Ordinary Shares.

(b)           The Reporting Person has sole power to vote and sole power to dispose or direct the disposition of the Ordinary Shares held by the Reporting Person.

(c)           Except as described in Item 3 and 4 of this Statement, there have been no transactions effected with respect to the Securities within the past 60 days of the date hereof by the Reporting Person.

(d)           No person(s) other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

GLOBAL CORNERSTONE HOLDINGS LLC

By:	/s/ James D. Dunning, Jr.
Name: James D. Dunning, Jr.
Title: Managing Member